2/10/2004

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SECURI [redacted] MISSION
04002007

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

214 North Tryon Street, Suite 2350
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

525 North Tryon Street, Suite 1800, Charlotte, North Carolina 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Keith Brunnemer, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public, North Carolina
My Commission Expires January 25, 2008

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Changes in Members' Capital.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST TRYON SECURITIES, L.L.C.

Financial Statements
and
Accompanying Information
for the Years Ended
December 31, 2003 and 2002

FIRST TRYON SECURITIES, L.L.C.

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of First Tryon Securities, L.L.C. (the "Company") as of December 31, 2003 and 2002, and the related statements of income and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tryon Securities, L.L.C. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 16, 2004

First Tryon Securities, L.L.C.

Statements of Financial Condition

Assets

		December 31, 2003		December 31, 2002
Cash and cash equivalents	$	133,473	$	88,414
Cash deposited with clearing agent		50,000		50,000
Receivables from brokers and dealers		743,037		2,001,005
Marketable securities owned, at market value		9,137,916		5,124,074
Other investments		66,885		85,100
Interest receivable		97,791		65,797
Property and equipment, net of accumulated depreciation		134,227		55,075
Other assets		50,866		29,723
Total assets	$	10,414,195	$	7,499,188

Liabilities and Members' Capital

		December 31, 2003		December 31, 2002
Securities sold not yet purchased, at market value	$	3,177,509	$	1,522,680
Accrued compensation		372,744		677,104
Distributions payable to members		700,224		397,938
Other accrued expenses and liabilities		163,718		26,466
Total liabilities		4,414,195		2,624,188
Members' capital		6,000,000		4,875,000
Total liabilities and members' capital	$	10,414,195	$	7,499,188

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Income and Changes in Members' Capital

	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues		
Net trading revenue	$ 12,496,994	$ 14,126,580
Interest income	542,591	309,789
Net unrealized gains on securities	72,955	-
Other income	125,554	750
Total revenues	13,238,094	14,437,119
Expenses		
Compensation and benefits	6,271,987	6,921,987
Occupancy	83,413	58,387
Depreciation	32,365	18,161
Clearing fees	657,017	509,253
Other operating expenses	631,019	406,393
Total expenses	7,675,801	7,914,181
Net income	5,562,293	6,522,938
Members' capital		
Beginning balance	4,875,000	3,168,750
Contributions	612,500	81,250
Distributions	(5,049,793)	(4,897,938)
Ending balance	$ 6,000,000	$ 4,875,000

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Cash Flows

	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash flows from operating activities		
Net income	$ 5,562,293	$ 6,522,938
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	32,365	18,161
Net unrealized gains on securities	(72,955)	-
Loss on sale of equipment	551	-
Decrease in receivables from brokers and dealers	1,257,968	771,662
(Increase) in marketable securities owned	(2,267,843)	(2,817,781)
(Increase) in interest receivable	(31,994)	(22,423)
(Increase) in other assets	(21,143)	(17,742)
Increase in accounts payable and accrued expenses	135,178	443,722
Net cash provided by operating activities	4,594,420	4,898,537
Cash flows from investing activities		
Purchases of property and equipment	(112,068)	(45,960)
Net cash used in investing activities	(112,068)	(45,960)
Cash flows from financing activities		
Members' distributions	(5,049,793)	(4,897,938)
Members' contributions	612,500	81,250
Net cash used in financing activities	(4,437,293)	(4,816,688)
Net increase in cash and cash equivalents	45,059	35,889
Cash and cash equivalents at beginning of year	88,414	52,525
Cash and cash equivalents at end of year	$ 133,473	$ 88,414

See notes to financial statements.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2003 and 2002

Note 1 - Nature of operations

First Tryon Securities, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's purpose of operations is to engage as an introducing broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities with other brokers and dealers. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

First Tryon Securities, L.L.C. is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the third amended and restated operating agreement dated January 1, 2003 and the subsequent amendment dated July 1, 2003. The Company shall continue until it is set to expire on December 31, 2046. Members are not ultimately liable for any debts, liabilities or obligations of the Company losses of capital nor losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase same ownership interests. Ownership interests are transferable in accordance with the terms of the operating agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities.

Property and equipment

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using the 200% declining balance method and amortization is charged using the straight-line method. The costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Note 2 - Summary of significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Allocations and distributions to Members

Allocation of income and losses and distributions of cash are made to the members in accordance with the terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Reclassifications

Certain 2002 amounts have been reclassified, where appropriate, to correspond with the 2003 financial statement presentation.

Note 3 - Clearing broker and related receivable

The Company has a clearing agreement with Pershing, LLC ("Pershing"), a BNY Securities Group Company to clear all trade transactions. The Company is required to maintain a cash balance of $50,000 on deposit with Pershing in accordance with the terms of the clearing agreement.

An account is maintained with Pershing that is composed of funds to settle securities traded but not yet settled and the proceeds from all trade transactions. The funds in this account are available for the daily trading transactions initiated by the Company that are cleared through Pershing. This account is also used by the Company to transfer funds to correspondent bank accounts for the administrative operations of the Company. Commissions receivable are also recorded in this account.

Although at December 31, 2003 and 2002 there were no payables to Pershing, the Company does have a margin account with Pershing. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a base variable rate determined as described in the Pershing agreement. Interest expense on the margin account for the years ended December 31, 2003 and 2002 was $45,229 and $40,150, respectively.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2003 and 2002

Note 4 – Fixed Income securities sold not yet purchased

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

Note 5 – Other investments

During 2000, the Company invested in the common stock and warrants of NASDAQ Stock Market, Inc., and has classified the investments as available-for-sale. The Company determined during 2003 that an other-than-temporary impairment existed with respect to their investment in the stock of NASDAQ Stock Market, Inc. since the stock had been in a continuous unrealized loss position for more than 2 years. The Company adjusted the value of the stock by approximately $18,000 to its fair value at December 31, 2003 and recorded the loss in the income statement. The fair value of the stock at December 31, 2003 represents its new cost basis.

Note 6 - Property and equipment

Property and equipment as of December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Furniture and equipment	$ 162,875	$ 145,029
Leasehold Improvements	93,360	-
Less: accumulated depreciation	(122,008)	(89,954)
	$ 134,227	$ 55,075

Depreciation expense for the years ended December 31, 2003 and 2002 was $32,365 and $18,161, respectively.

Note 7 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2003 and 2002, were as follows:

	2003	2002
Net capital	$ 4,893,879	$ 4,317,252
Net capital ratio (ratio of indebtedness to capital)	0.237 to 1	0.255 to 1

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2003 and 2002

Note 8 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 9 - Profit sharing plan

Effective June 15, 2000, the Company adopted its 401(k) profit sharing plan available to all employees. Participants can contribute up to 15% of their compensation and the Company may make a discretionary contribution equal to the lesser of 6% of eligible compensation or the amount deferred. The Company made a discretionary contribution of $75,654 to the profit sharing plan for the year ended December 31, 2003. The Company elected not to make such a contribution in 2002, however a top heavy contribution of $4,443 was made.

Note 10 - Supplemental cash flow information

Amounts paid for interest totaled $45,229 and $40,150 during 2003 and 2002, respectively.

Note 11 - Operating lease

The Company leases space in a building under a five-year operating lease that is renewable in August 2008. Future minimum lease payments at December 31, 2003 are as follows:

2004	$ 102,720
2005	105,937
2006	109,224
2007	112,631
2008 and thereafter	70,976
	$ 501,488

Lease expense was $79,081 and $51,203 for the years ended December 31, 2003 and 2002.

Note 12 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions and with Pershing. The balances at the financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time, the Company may have balances on deposit in excess of the FDIC insured limits. The balances with Pershing are not insured, however Pershing is a reputable, well-known entity and the risk of loss for the deposits held at Pershing is considered to be remote by the Company.

ACCOMPANYING INFORMATION

CHERRY BEKAERT& HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants on Accompanying Information

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying financial statements of First Tryon Securities, L.L.C. as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated January 16, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages eleven and twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 16, 2004

Schedule 1

First Tryon Securities, L.L.C.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2003	Year Ended December 31, 2002
Members' Capital	$ 6,000,000	$ 4,875,000
Less:		
Property and equipment, net of accumulated depreciation	134,227	55,075
Other unsecured investments	16,800	85,100
Discount on concentrated portion	73,864	531
Specified percentage reduction in market value of securities in Company trading and investment accounts	830,165	387,319
Other nonallowable assets	51,065	29,723
	1,106,121	557,748
Net capital	$ 4,893,879	$ 4,317,252
Aggregate indebtedness	$ 1,161,032	$ 1,101,508
Ratio of indebtedness to capital	0.237 to 1	0.255 to 1

Schedule 2

FIRST TRYON SECURITIES, L.L.C.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2003 and 2002

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of First Tryon Securities, L.L.C. for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by First Tryon Securities, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 16, 2004